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06007051

SE[illegible] MISSION

AB 3/31/06

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SEC MAIL PROCESSING RECEIVED MAR 06 2006 WASH, D.C. 192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mac Mar Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 Ridge Point Circle
(No. and Street)

Bridgeville (City) PA (State) 15017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter W. McCleary 412 914 0846
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buckler, McKenney & Nadzadi P.C.
(Name – *if individual, state last, first, middle name*)

116 Fox Plan Road (Address) Monroeville (City) PA (State) 15146 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 6/[illegible]

OATH OR AFFIRMATION

I, Peter W. McCleary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MacMar Investment Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Commonwealth of Pennsylvania
NOTARIAL SEAL
STEVEN J. DOBIS, II, Notary Public
South Fayette Twp., County of Allegheny
My Commission Expires November 7, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MacMar Investment Corporation

FINANCIAL STATEMENTS

December 31, 2005

BUCKLER, McKENNEY & NADZADI, P.C.

BUCKLER, McKENNEY & NADZADI, P.C.
Certified Public Accountants
MONROEVILLE, PENNSYLVANIA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of MacMar Investment Corporation

We have audited the accompanying statement of financial condition of MacMar Investment Corporation (a Texas Corporation) as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MacMar Investment Corporation at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buckler, McKenney & Nadzadi

Buckler, McKenney & Nadzadi

February 24, 2006

MacMar Investment Corporation

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

CURRENT ASSETS		
Cash	$ 8,923	
Accounts receivable - commissions	6	
Accounts receivable - other	5,654	
Prepaid expenses	1,733	
TOTAL CURRENT ASSETS		$ 16,316
FIXED ASSETS		
Office equipment - net of depreciation of $1,798	-	-
TOTAL ASSETS		$ 16,316

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$ 5	
Income taxes payable	-	
TOTAL LIABILITIES		$ 5
STOCKHOLDERS' EQUITY		
Common stock - 10,000 shares issued and outstanding	14,000	
Treasury stock, 1,447 shares at cost	(3,315)	
Retained earnings (deficit)	5,626	16,311
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 16,316

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF INCOME

For the Year Ended December 31, 2005

REVENUES		
Commission income		$ 39,493
EXPENSES		
Commission expense	$ 28,873	
Public relations	4,193	
License expense	3,785	
Professional fees	1,250	
Office expense	1,024	39,125
NET INCOME BEFORE PROVISION FOR INCOME TAXES		368
PROVISION FOR INCOME TAXES		-
NET INCOME		$ 368

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year Ended December 31, 2005

	Treasury Stock	Common Stock	Retained Earnings (Deficit)
Balances at January 1, 2005	$ (2,500)	$ 14,000	$ 5,258
Purchase of treasury stock	(815)	-	-
Net income	-	-	368
Balances at December 31, 2005	$ (3,315)	$ 14,000	$ 5,626

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2005

Subordinated liabilities at January 1, 2005	$ -
No changes	
Subordinated liabilities at December 31, 2005	$ -

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 368
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	-
(Increase) decrease in receivable - other	946
(Increase) decrease in commission receivable	250
(Increase)decrease in prepaid expenses	447
Increase (decrease) in accounts payable	(174)
Increase (decrease) in taxes payable	(250)
Net cash provided by operating activities	1,587
Cash flows from financing activities	
Purchase of treasury stock	(815)
Net change in cash	772
Cash, beginning of the period	8,151
Cash, end of the period	$ 8,923

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 259

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

MacMar Investment Corporation is a Texas Corporation. The Company registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership on March 15, 1999. The Company operates its business as both a subscription broker-dealer of securities and an agent for insurance policies.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions are recorded on an as earned basis. The related receivables are considered fully collectible.

Office equipment is carried at cost. Depreciation is provided over the estimated useful lives (3 years) of the assets utilizing a straight line method.

NOTE 2 - RESERVE REQUIREMENTS

The Corporation is not obligated to report under SEC rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

NOTE 3 - MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $5,000 in 2005. At December 31, 2005, the Corporation's net capital as defined by SEC Rule 15c3-1 was $3,924 in excess of minimum net capital required. The excess net capital at 1000% was $8,923 at December 31, 2005 and the percent of aggregate indebtedness to net capital was 5% at December 31, 2005.

MacMar Investment Corporation
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2005

BUCKLER, McKENNEY & NADZADI, P.C.

MacMar Investment Corporation

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

As of December 31, 2005

NET CAPITAL	
Total Stockholders' equity	$ 16,311
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	16,311
Deduct nonallowable assets - other	7,387
NET CAPITAL	$ 8,924
AGGREGATE INDEBTEDNESS	
Liabilities from statement of financial condition	$ 5
TOTAL AGGREGATE INDEBTEDNESS	$ 5
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 3,924
Excess net capital at 1000%	$ 8,923
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A as of December 31, 2005)	
Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 8,924
Net audit adjustments	-
Net capital per above	$ 8,924

BUCKLER, McKENNEY & NADZADI, P.C.
Certified Public Accountants
MONROEVILLE, PENNSYLVANIA

REPORT ON INTERNAL CONTROL

Board of Directors
MacMar Investment Corporation

In planning and performing our audit of the financial statements and supplemental schedules of MacMar Investment Corporation, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REPORT ON INTERNAL CONTROL (Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on the rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buckler, McKenney & Nadzadi

Buckler, McKenney & Nadzadi, P.C.

February 24, 2006

BUCKLER, McKENNEY & NADZADI, P.C.
Certified Public Accountants
116 Fox Plan Road
Monroeville, PA 15146-2799
(412) 856-7880
FAX (412) 856-0510

Mitchell K. McKenney, CPA
Jennifer Nadzadi, CPA

Merle L. Buckler, CPA (1931-1996)

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE WITH LAWS AND REGULATIONS

To the Board of Directors and Senior Management of
MacMar Investment Corporation
Pittsburgh, PA

We have audited the financial statements of MacMar Investment Corporation as of and for the year ended December 31, 2005, and have issued our report thereon dated February 24, 2006.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

Compliance with laws and regulations applicable to MacMar Investment Corporation is the responsibility of MacMar Investment Corporation's management. As part of obtaining reasonable assurance about whether the financial statements are free of material misstatement, we performed tests of MacMar Investment Corporation's compliance with certain provisions of laws and regulations, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, we do not express such an opinion.

The results of our tests disclosed no instances of noncompliance that are required to be reported herein under the Anti-Money Laundering Program.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC and other regulatory agencies and is not intended to be and should not be used by anyone other than these specific parties.

Buckler, McKenney & Nadzadi

Buckler, McKenney & Nadzadi, P.C.

February 24, 2006

Investor protection. Market integrity. NASD

FOCUS

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Schedule I
December 2005

Submitted

Schedule I

User Id: PMCCLEARY MACMAR INVESTMENT CORPORATION Firm Id: 46367

SCHEDULE I

Report for period beginning 01/01/2005 [8005] and ending 12/31/2005 [8006]

SEC File Number: 51403 [8011]

Firm ID: 46367

1. Name of Broker Dealer: MACMAR INVESTMENT CORPORATION [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: ______ [8053] Phone: ______ [8057]

Name: ______ [8054] Phone: ______ [8058]

Name: ______ [8055] Phone: ______ [8059]

Name: ______ [8056] Phone: ______ [8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes (selected) No [807:

4. Respondent is registered as a specialist on a national securities exchange: Yes No (selected) [807·

5. Respondent makes markets in the following securities:

(a) **equity securities** Yes No (selected) [807:

(b) **municipals** Yes No (selected) [807·

(c) **other debt instruments** Yes No (selected) [807

6. Respondent is registered solely as a municipal bond dealer: Yes No (selected) [807:

7. Respondent is an insurance company or an affiliate of an insurance company: Yes No (selected) [807:

8. Respondent carries its own public accounts: Yes ○ No ◉ [808

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a) **Public customer accounts** [808

(b) **Omnibus accounts** [808

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ◉ [808

11. Respondent clears its public customer accounts in the following manner:

(a) **Direct Mail (New York Stock Exchange Members Only)** ☐ [808

(b) **Self Clearing** ☐ [808

(c) **Omnibus** ☐ [808

(d) **Introducing** ☐ [808

(e) **Other** ☐ [809

(f) **Not Applicable** ☑ [809

12. Yes ○ No ◉ [810

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1) **American** ☐ [812

(2) **Boston** ☐ [812

(3) **CBOE** ☐ [812

(4) **Midwest** ☐ [812

(5) **New York** ☐ [812

(6) **Philadelphia** ☐ [812

(7) **Pacific Coast** ☐ [812

(8) **Other** ☐ [812

13. Employees:

(a) **Number of full-time employees** [810

(b)	**Number of full-time employees registered representatives employed by respondent included in 13(a)**	[810:
14.	Number of NASDAQ stocks respondent makes market	[810:
15.	Total number of underwriting syndicates respondent was a member	[810.
16.	Number of respondent's public customer transactions:	Actual ○ Estimate ○
(a)	**equity securities transactions effected on a national securities exchange**	[810
(b)	**equity securities transactions effected other than on a national securities exchange**	[810:
(c)	**commodity, bond, option, and other transactions effected on or off a national securities exchange**	[810!
17.	Respondent is a member of the Securities Investor Protection Corporation	Yes ○ No ◉ [811
18.	Number of branch officies operated by respondent	[811:
19.		Yes ○ No ◉ [813
(a)	Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	
(b)	**Name of parent or affiliate**	[813
(c)	**Type of institution**	[813:
20.	Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	Yes ○ No ◉ [811:
21.		Yes ○ No ◉ [811.
(a)	Respondent is a subsidiary of a registered broker-dealer	
(b)	**Name of parent**	[811
22.	Respondent is a subsidiary of a parent which is not a registered broker or dealer	Yes ○ No ◉ [811!

23.	Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:	Yes ○ No ⦿ [811
	*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**	
24.	Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	[811

N.A.S.D. Miscellaneous Information

Annual Municipal Income [815

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BUCKLER, McKENNEY & NADZADI, P.C.
Certified Public Accountants
116 Fox Plan Road
Monroeville, PA 15146-2799
(412) 856-7880
FAX (412) 856-0510

Mitchell K. McKenney, CPA
Jennifer Nadzadi, CPA

Merle L. Buckler, CPA (1931-1996)

February 24, 2006

To the Board of Directors
MacMar Investment Corporation

We have audited the financial statements of MacMar Investment Corporation for the year ended December 31, 2005, and have issued our report thereon dated February 24, 2006.

As stated in our engagement letter, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of MacMar Investment Corporation. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by MacMar Investment Corporation are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2005. We noted no transactions entered into by the Organization during the year that were both significant and unusual, and of which under professional standards, we are required to inform you, or transactions for which there is lack of authoritative guidance or consensus.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We considered the impact of management's estimate in our audit testing.

Management has recorded all of the adjustments we proposed. None of the adjustments indicate matters that could have a significant effect on the organization.

For purposes of this letter, professional standards define a disagreement with management as a matter whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

We encountered no difficulties in dealing with management in performing and completing our audit. Management was responsive to all of our requests and inquiries.

This information is intended solely for the use of the Board of Directors and management of MacMar Investment Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Buckler, McKenney & Nadzadi

Buckler, McKenney & Nadzadi, P.C.